UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

Commission File No. 001-40387

THE LION ELECTRIC COMPANY

(Translation of registrant’s name into English)

921 chemin de la Rivière-du-Nord

Saint-Jérôme (Québec) J7Y 5G2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six months Ended June 30, 2021

99.2	Condensed Interim Consolidated Financial Statements for the Three and Six months Ended June 30, 2021

99.3	Second Quarter Earnings Release Dated August 13, 2021

99.4	Certification of Interim Filing — CFO

99.5	Certification of Interim Filing — CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE LION ELECTRIC COMPANY

Date: August 13, 2021	By:	/s/ Nicolas Brunet
	Name:	Nicolas Brunet
	Title:	Executive Vice President & Chief Financial Officer